EXHIBIT 99.1

Rubico Announces Management Estimate of Net Asset Value to $183.1 Million, a 94% Increase from the Previously Reported NAV

ATHENS, Greece, July 16, 2026 (GLOBE NEWSWIRE) -- Rubico Inc. (Nasdaq: RUBI) (the “Company” or “Rubico”), a global provider of shipping transportation services specializing in the ownership of vessels, announced today that after taking into account the June 30, 2026, charter free vessel value estimates from third party international brokers, debt outstanding and cash, management estimates the Company’s net asset value (“NAV”) as of June 30, 2026, to be $183.1 million. This reflects a 94% increase from the previous NAV reported on March 2, 2026. This translates into a NAV of $300.26 per common share (based on number of common shares currently outstanding) and $72.22 per common share on a fully diluted basis (assuming exercise of all the 669,193 outstanding warrants and the conversion of all the Series G Convertible Preferred Shares).

The Company’s CEO said:

“As of yesterday’s market close, we are trading at a 95% discount to our current estimate of our fully-diluted NAV. Our fleet has an average age of approximately 5.2 years, consisting of state-of-the-art vessels equipped with the latest eco-friendly and fuel-efficient specifications. In addition, our newbuilding pipeline comprises of two high-specification 47,499 dwt MR tanker newbuildings, scheduled for delivery in the third and fourth quarters of 2029, one of which will be acquired through a share purchase agreement expected to close by September 30, 2026. The pipeline also includes a high-specification 60-meter megayacht scheduled for delivery in the second quarter of 2027, which we intend to divest to achieve a meaningful equity release — a multiple of our current market capitalization, as previously announced.”

About the Company

Rubico Inc. is a global provider of shipping transportation services specializing in the ownership and operation of tanker vessels. The Company is an international owner and operator of two modern, fuel efficient, eco 157,000 dwt Suezmax tankers. Furthermore, the Company owns one 47,499 dwt MR tanker newbuilding scheduled for delivery in the fourth quarter of 2029 and a 60 meter newbuilding megayacht scheduled for delivery in the second quarter of 2027. In addition, the Company has entered into a share purchase agreement to acquire a shipowning company that owns one high-specification 47,499 dwt MR tanker newbuilding scheduled for delivery in the third quarter of 2029, with closing of the share purchase agreement to occur by September 30, 2026.

The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Athens, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “RUBI”.
Please visit the Company’s website at: https://rubicoinc.com/

For further information please contact:
Nikolaos Papastratis
Chief Financial Officer
Rubico Inc.
Tel: +30 210 812 8107
Email: npapastratis@rubicoinc.com

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the Company’s estimated net asset values, the potential acquisition of newbuildings and the intended divestment of the Company’s megayacht and the estimated potential equity release.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.